SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF n° 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE ABOUT TRANSACTION BETWEEN RELATED PARTIES

São Paulo, October 10, 2016 – Gol Linhas Aéreas Inteligentes S.A. (“Company”), Brazil’s largest air transportation group, in compliance with the provisions in Brazilian Securities and Exchange Commission (“CVM”)  Instruction no. 480, dated December 07, 2009, as amended (“CVM Instruction no. 480/09”), hereby discloses the following information, pursuant to the terms set forth in Annex 30-XXXIII of CVM Instruction no. 480/09:

I – Transaction Description:

(a)     Parties and their relation with the issuer

On August 19, 2016, the Amended and Restated Reimbursement Agreement  (as defined in item (b) below) was entered into in order to, among other amendments, provide for, besides the obligation of reimbursement of payments that may be made by Delta Air Lines, Inc. (“Delta”) on behalf of Gol LuxCo S.A. (“Gol LuxCo”), under the terms of the Backstop Guaranty granted within the scope of the Credit and Guaranty Agreement, the obligation for the Company and for GOL Linhas Aéreas S.A. (“GOL” and, jointly with the Company, the “Obligors”) to pay to Delta any and all amounts borne by the latter as a result of the guaranty granted on GOL’s behalf within the scope of the “ISDA Master Agreement” entered into on November 22, 2011 between GOL and Morgan Stanley Capital Services LLC (“ISDA Master Agreement’) and of the “Reciprocal Technical Services Agreement”, entered into on December 06, 2012 between GOL and Delta (“Reciprocal Technical Services Agreement”).

Further, on August 19, 2016, the Sixth Amendment to the Shares, Assets and Credit Rights Pledge Agreement was entered into (as defined in item (b) below), in order to provide for as guaranty secured by the referred instrument, in addition to the obligations arising out of the Backstop Guaranty, those arising out of the guaranty granted by Delta within the context of the ISDA Master Agreement and of the Reciprocal Technical Services Agreement.

The Pledge Agreement shall not be enforced unless in case of default in certain obligations provided for in the Amended and Restated Reimbursement Agreement or in case of earlier termination thereof.

The Company, its subsidiaries and beneficiaries entered into the aforementioned agreements in consideration of their own best interests and in the context of existing commercial cooperation agreements between the Company and Delta. Mr. William Charles Carroll, member of the Board of Directors of the Company, is executive officer of Delta.

For further information about the Reimbursement Agreement and the Credit and Guaranty Agreement, refer to the “Notice About Transaction Between Related Parties”, disclosed on August 10, 2015.

(b)        Purpose and main terms and conditions

Within the scope of the transaction mentioned in item (a) above, the transaction parties entered into the following instruments:

(i)        Amended and Restated Reimbursement Agreement  entered into on August 19, 2016 among Gol LuxCo, the Obligors, and Banco Citiank S.A., under the terms of which Gol LuxCo and the Obligors agreed to pay to Delta any and all amounts borne by the latter as a result of the guaranty granted within the scope of the (i) Credit and Guaranty Agreement; (ii) ISDA Master Agreement, (iii) Reciprocal Technical Services Agreement; and (iv) of any other credit agreement, letters of credit, securities, guaranties, indemnities and other credit or other obligations for which the Guarantors are liable and for which Delta may grant guaranty.

(ii)       Sixth Amendment to the Shares, Assets and Credit Rights Pledge Agreement entered into on August 19, 2016, the purpose of which is the pledge of common shares issued by Smiles S.A. and held by the Company, as well as all equity rights arising out therefrom, in faithful guaranty for the obligations undertaken by Gol LuxCo within the scope of the Reimbursement Agreement, valid until the full payment of the secured obligations agreed to within the scope of the Amended and Restated Reimbursement Agreement, in the amount up to US$352,000,000.00, being (i) US$300,000,000.00 for the Credit and Guaranty Agreement, (ii) US$ 32,000,000.00 for the ISDA Master Agreement, and (iii) US$ 20,000,000.00 for the Reciprocal Technical Services Agreement. Interest will accrue on any amounts due by the Obligors since and including the date on which the relevant amount is paid by Delta at the rate of (i) 6.5% per year, and (ii) under the terms of the ISDA Master Agreement, at the rate of 2.0% per year.

II – If, when, how and to what extent the transaction counterparty, its partners or officers take part in the process

a) Issuer’s decision concerning the transaction, describing such participation

The transaction negotiation was carried out directly between the management of Delta and of the Company, on an independent basis, and without Delta, its partners or officers having taken part in the Company’s decision making process.

Mr. William Charles Carroll, member of the board of directors of the Company and executive officer of Delta, has caused his impediment to attend the meeting due to his position as an executive officer of Delta to be recorded in the minutes of the Board of Directors’ meeting held on August 25, 2016, which approved the above mentioned transaction. He did not remain at the meeting nor took part in the resolutions approved by the Company.

b) Negotiation of the transaction as issuer’s representatives, describing such participation

As mentioned in “a” above, the negotiation of the transaction was directly conducted by the managements of Delta and of the Company, on an independent basis. Delta, its partners or officers did not take part in the negotiation of the transaction as Company’s representatives. Mr. William Charles Carroll, member of the board of directors of the Company and executive officer in Delta, has caused his impediment to attend the meeting due to his position as an executive officer of Delta to be recorded in the minutes of the Board of Directors’ meeting held on August 25, 2016, which approved the above mentioned transaction, for which reason he did not remain at the meeting place nor took part in the resolutions made.

III – Detailed justification of the reasons why the issuer’s management considers that the transaction was entered into at an arm’s length basis or provides for adequate compensatory payment, informing:

a) Whether the issuer requested bids, started any call for bid procedure, or otherwise sought to enter into the transaction with third parties, explaining, in negative case, the reasons why it did not do so or, in affirmative case, the procedures carried out and the results thereof

As understood by the Company’s management, carrying out the above described transactions is part of the Company’s strategy to strengthen the cooperation and existing synergy between the Company and Delta and to improve the Company’s liquidity, for which reason the transaction terms and conditions would not be meaningful unless the transaction counterparty were Delta. For this reason, no requests for bids were made, no competitive procedures were carried out and no business dealings were conducted with third parties.

b) The reasons which led the issuer to enter into the transaction with the related party, rather than with a third party:

As mentioned in “a” above, the “sine qua non” requirement for the transactions to be carried out under the above described conditions is Delta being the counterparty of the transaction, in line with the strategy set by the Company’s management. For this reason, it would not be possible to carry out the transaction, under these specific terms, with third parties.

c) Detailed description of the actions taken and procedures adopted for ensuring the transaction to be carried out at an arm’s length basis:

The management of the Company considers that the usual market premises and practices were met for the definition of the terms and conditions of the transaction, without the participation, as a Company’s representative, of the sole director of the Company directly related to Delta. The independence of the negotiating parties, and Delta’s already limited influence on the Company’s management, ensured the transaction to be entered into at an arm’s length basis and in the best interest of the Company.

São Paulo, October 10, 2016.

Richard Freeman Lark Jr.

Financial Vice-President and Investor Relations Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.